EXHIBIT 4.3

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NOKIA STOCK OPTION PLAN 2011
I TERMS AND CONDITIONS OF STOCK OPTIONS
1. Stock Options to be granted
1.1. Nokia Corporation (the “Company”) will grant a maximum of 35 000 000 stock options entitling to the subscription for a maximum of 35 000 000 Nokia shares.
1.2. The stock options will be offered to the personnel of Nokia Group (the “Participants”), as resolved by the Board of Directors of the Company. There are important financial grounds for the Company to issue stock options as the stock options direct the focus of the Participants on long-term share price appreciation, promote long-term financial success of the Company and generally align the interest of the Participants with those of the shareholders. Under this stock option plan Nokia Siemens Networks group of companies currently consisting of Nokia Siemens Networks B.V. and its subsidiaries (“Nokia Siemens Networks”) are not considered herein to belong to Nokia Group and consequently stock options cannot be offered to the employees of Nokia Siemens Networks.
1.3. The stock options will be granted free of charge.
1.4. The stock options may be granted no later than December 31, 2013 or any earlier date as determined by the Board of Directors.
1.5. The Company will notify each Participant of the offer of stock options.
2. Stock Option Sub-categories
The stock options will be divided into sub-categories so that those stock options that have equal exercise price and expiry date of the exercise period form one sub-category. The sub-categories will be denominated with a title that indicates the time of pricing and grant, for example: “2011 2Q” or “2012 1Q”
The Board of Directors will determine how the stock options will be divided into the sub-categories.
3. Non-Transferability
The stock options are non-transferable and may be exercised for shares only.
4. Other Restrictions pertaining to the Stock Options
4.1. Should a Participant cease to be employed by a company belonging to Nokia Group for any reason other than retirement or permanent disability (as defined by the Company) or death, the Company is entitled to redeem without consideration all the stock options held by such Participant, which remain unexercised as of the termination of employment.
4.2. Should a Participant cease to be employed by a company belonging to Nokia Group due to death of the Participant, the Company is entitled to redeem without consideration all the stock options held by the deceased Participant, which remain unexercised one year after the date of death.

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4.3. The Company may resolve that in case of voluntary and/or statutory leave of absence of a Participant and in other corresponding circumstances the Company has the right to defer the commencement of the exercise period of the stock options and/or redeem the stock options without consideration from the Participant.
II TERMS AND CONDITIONS OF STOCK OPTION EXERCISE
1. Right to Exercise Stock Options
1.1. Each stock option entitles the Participant to subscribe for one new share issued by the Company.
The Board of Directors has, however, the right to determine that existing shares held by the Company are used for share subscriptions after the record date for dividend of the relevant year.
1.2. Stock options may be exercised only after the exercise period of the relevant stock option has commenced.
2. Exercise Period and Exercise Price
2.1. The stock options have a vesting period of 3 or 4 years as described in section II 2.2 below.
2.2. The exercise period of the stock options shall begin no earlier than July 1, 2014 and end no later than December 27, 2019.
The exercise period for each sub-category of stock options shall be determined on a quarterly basis. Within each sub-category the exercise period commences in two lots, each comprising of 50% of the stock options under the sub-category in question. For the first lot of stock options the exercise period will commence after three years have passed from the end of that calendar quarter during which the sub-category was granted. For the second lot of stock options the exercise period will commence after four years have passed from the end of that calendar quarter during which the sub-category was granted. The exercise period for all stock options under a sub-category will end simultaneously on December 27 after six years have passed from the end of that calendar year in which the sub-category was granted.
However, in case of death of the Participant, the Company has the right to deviate from the above principles regarding the commencement of the exercise period.
2.3. The exercise price for each sub-category of stock options will be determined on a quarterly basis. The exercise price for each sub-category of stock options will be equal to the trade volume weighted average price of the Nokia share on the NASDAQ OMX Helsinki during the trading days of the first whole week of the second month (i.e. February, May, August or November) of the respective calendar quarter during which the sub-category has been granted. Should an ex-dividend date take place during that week, the exercise price shall be determined based on the following week’s trade volume weighted average price of the Nokia share on the NASDAQ OMX Helsinki.
2.4. The table below illustrates as an example the dates relating to the sub-category “2011 3Q”. The exercise periods and the exercise prices for the other sub-categories shall be determined correspondingly.

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Sub-category: 2011 3Q

	% of the Lot
	out of the			End of Exercise
	whole Sub-	Determination of	Commencement of	Period (Expiry
Lot	category	Exercise Price	Exercise Period	Date)
1	50%	August 1— 5, 2011	October 1, 2014	December 27, 2017
2	50%	August 1 — 5, 2011	October 1, 2015	December 27, 2017
2.5. The exercises shall be made at the subscription agent determined by the Company. The payment of the exercise prices shall be made to the Company prior to the release of the shares pursuant to the instructions given by the Company. The Company shall determine all procedural matters applicable to the exercise and the payment of the shares.
2.6. Should the Annual General Meeting in accordance with the proposal of the Board of Directors decide to distribute a special dividend constituting a deviation from the customary dividend policy of the Company, the amount of this special dividend will be deducted from the previously determined exercise price. Such distribution of special dividend can include, but is not limited to, distribution of assets from reserves of unrestricted equity or distribution of share capital to the shareholders. The Board of Directors will specify in its proposal for the dividend whether the dividend, or a part of it, shall be considered a special dividend.
3. Shareholder Rights
Shares will be eligible for dividend for the financial year in which the share subscription takes place. Other shareholder rights will commence on the date on which the subscribed shares are entered in the Trade Register.
If existing shares held by the Company are used for share subscriptions those shares shall have all shareholder rights and dividend rights from the exercise date.
4. Issue of Shares, Stock Options and other Special Rights before Exercise
Should the Company, prior to the exercise of stock options, issue new shares, stock options or other special rights to all shareholders, the Participants owning such unexercised stock options shall have the same or equal right as the shareholders to participate in such an issue. Equality will be implemented in the manner resolved by the Board of Directors so that the number of shares, which may be received at exercise of each sub-category of stock options, the exercise prices or both, may be amended.
5. Rights of Participants in certain Cases
5.1 The Company’s decision to cancel existing shares held by the Company prior to the exercise of the stock options will not affect the right to exercise stock options.
5.2. Should the Company be placed into liquidation, the Participants, who own stock options for which the exercise period has not commenced, will be given the right to exercise such stock options, within such time period as resolved by the Board of Directors. Notwithstanding any other provisions in these terms and conditions, should the Company be deregistered from the Trade Register prior to the exercise of the stock options, the Participants shall have no right to exercise the stock options.
5.3. Should the Company resolve to merge with another existing company or merge with a company to be established, or should the Company resolve to be demerged, the Participants

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will be given the right to exercise all their stock options or to convert their stock options into equity issued by the other company, on such terms and within such a time period prior to the merger or demerger, as resolved by the Board of Directors. Following the closing of the merger or demerger, any rights to exercise the stock options or to convert the stock options will lapse. The same also applies to a merger, in which the Company takes part, and whereby the Company registers itself as a European Company (Societas Europae) in another member state in the European Economic Area or, if the Company after registering itself into a European Company registers a transfer of its domicile into another member state. This provision constitutes an agreement relating to the right and the conditions of redemption referred to in Chapter 16, section 13 and Chapter 17, section 13 of the Finnish Companies Act.
5.4. Should the Company, before the end of the exercise period of the stock options, make a resolution to acquire its own shares through a tender offer to all the shareholders, the Company shall make an equal offer to the Participants in respect of stock options, for which the exercise period has commenced. If the Company acquires or redeems its own shares in any other manner, or if the Company acquires stock options or other special rights entitling to shares, no measures will need to be taken in relation to the stock options.
5.5. Should a tender offer regarding all shares and stock options issued by the Company be made or should a shareholder under the Articles of Association of the Company or the Finnish Securities Markets Act have the obligation to redeem the shares from the Company’s other shareholders, or to redeem the stock options, or should a shareholder have under the Finnish Companies Act the right and obligation to redeem the shares from the Company’s other shareholders, then the Participants may, notwithstanding the transfer restriction set forth in section I.3 above, transfer all of their stock options.
Should a shareholder under the Finnish Companies Act have the right to redeem the shares from the other shareholders of the Company, the Participants shall have a corresponding obligation to transfer all of their stock options for redemption.
The Board of Directors may, however, in any of the situations resolved in this section 5.5, also give the Participants an opportunity to exercise all of their stock options or to convert them into equity issued by another company on such terms and within such time period prior to the completion of the tender offer or redemption, as resolved by the Board of Directors. At the close of this period set by the Board of Directors, any rights to exercise the stock options or to convert the stock options shall lapse.
5.6. Should the Company be delisted from NASDAQ OMX Helsinki or its successors, the Board will make the necessary amendments, if any, to the terms and conditions of the stock options.
6. Taxes and other obligations
6.1 The Participants are personally responsible for all taxes and social security charges associated with the stock options and the shares subscribed under this stock option plan. This includes responsibility for any and all tax liabilities in multiple countries, if the Participant has resided in more than one country during the vesting period or the exercise period. The Participants are advised to consult their own financial and tax advisers (at their own expense) before accepting the stock options in order to verify their tax position.
6.2 The Participants are personally responsible for any potential charges debited by financial institutions in connection with the shares subscribed under this stock option plan or any subsequent transactions related to the shares.

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6.3 Pursuant to applicable laws, the Company is or may be required or may deem it appropriate to withhold taxes, social security charges or fulfill employment related and other obligations upon the grant or exercise of the stock options. The Company shall have the right to determine how such collection, withholding or other measures will be arranged or carried out.
III OTHER TERMS AND CONDITIONS
1. These terms and conditions are governed by the laws of Finland. Disputes arising out of the stock options will be settled by arbitration in accordance with the Arbitration Rules of the Finnish Central Chamber of Commerce.
2. The receipt of stock options does not constitute a term or condition of the Participant’s employment contract and the stock options do not form a part of the Participant’s salary or benefit of any kind. During their employment or thereafter, the Participants will not be entitled to compensation on any grounds from any Nokia Group company in respect of the stock options.
3. The Company will have the right to take any measures it deems necessary to administer this stock option plan and to meet any payment or other obligations in respect of the stock options.
4. If a Participant breaches these terms and conditions or any related instructions given by the Company, the Company has the right to redeem without consideration all stock options from such Participant.
5. Under the Nokia Policy on the recoupment of equity gains (“Nokia Policy”), as amended from time to time, in the event of certain restatements, if any of the Company’s financial statements are required to be restated as a result of fraud or intentional misconduct, the Board of Directors may, in its discretion and at any time, resolve to recover or require reimbursement of all or a portion of any gains realized in accordance with the terms and conditions set forth in the Nokia Policy.
6. In the event of conflict between the Finnish and English language versions of these terms and conditions, the Finnish language version shall prevail.
7. In addition to the specific authorizations given to the Board of Directors to make amendments to these terms and conditions set forth elsewhere herein, the Board of Directors is authorized to make other than material amendments to these terms and conditions. The Board of Directors shall resolve on all other matters relating to the stock options as well as their exercise and it may also give binding instructions to the Participants. The Company has the sole power to interpret these terms and conditions.
8. Any notices to the Participants relating to this stock option plan shall be made in writing, electronically or any other manner as determined by the Company.
9. The Company has the right to transfer globally within Nokia Group and/or to an agent of Nokia Group any of the personal data required for the administration of the Plan. The personal data may be administered and processed by the Company or its authorized agent in the future. The Participant is entitled to request access to data referring to the Participant’s person, held by the Company or its agent and to request amendment or deletion of such data in accordance with applicable laws, statutes or regulations. In order to exercise these rights, the Participant must contact Nokia Legal and Intellectual Property, in Espoo, Finland.